Exhibit 12.1

A. SCHULMAN, INC.

Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Amounts in Thousands, Except Ratios)

	Pro forma six months ended February 28,	Pro forma twelve months ended August 31,	Six months ended February 28,	Twelve months ended August 31,
	2015	2014	2015	2014	2013	2012	2011	2010
Pretax Income from continuing operations before adjustment for income or loss from equity investees	$5,760	$11,270	$21,323	$72,422	$53,732	$66,827	$66,139	$43,713
Fixed charges (from below)	40,130	80,505	7,370	14,036	11,890	11,818	9,663	7,477
Income (loss) from equity investees	42	93	19	(90)	—	—	—	—
Less: preferred share dividends	(3,713)	(7,425)	—	—	—	—	—	—

Earnings	$42,219	$84,443	$28,712	$86,368	$65,622	$78,645	$75,802	$51,190

Interest expense (a)	33,234	66,643	4,670	8,503	7,657	8,351	6,430	5,010
Interest portion of rental expense (b)	3,183	6,437	2,700	5,533	4,233	3,467	3,233	2,467
Preferred share dividends	3,713	7,425	—	—	—	—	—	—

Fixed charges	$40,130	$80,505	$7,370	$14,036	$11,890	$11,818	$9,663	$7,477

Ratio of earnings to combined fixed charges and preference dividends	1.05	1.05	3.90	6.15	5.52	6.65	7.84	6.85

(a)	Includes amortization of deferred financing costs
(b)	Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.